EXHIBIT K
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                       FERC Analysis (Inventory Transfers)
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                  Section 203 of the  Federal  Power Act  [provides  in relevant part that "[n]o public utility shall sell...the whole of its facilities subject to the jurisdiction of the commission, or any part thereof of a value in excess of $50,000...without first having secured an order of the [Federal Energy Regulatory] Commission authorizing it to do so." For the following reasons, GPU does not believe it likely that the FERC would assume jurisdiction under this provision over the proposed reorganization.

                  First, the only aspect of the inventory realignment that GPU believes might conceivably implicate the FERC's jurisdiction under section 203 is the contemplated transfer of inventories from the GPU Energy Companies to GPUSC. The FERC's jurisdiction would thus turn on the question of whether the inventories constitute "facilities subject to the jurisdiction of the [FERC]." Facilities subject to the FERC's jurisdiction include transmission lines and other facilities used to transmit electricity in interstate commerce. See Jersey Central Power & Light Co. v. FPC, 319 U.S. 61 (1943). No transmission facilities that are used for that purpose will be transferred as part of the reorganization.

                  Second, GPU does not believe that the FERC would consider equipment in inventory, but not in service, to constitute such facilities. GPU is not aware of any case in which the FERC has exercised jurisdiction over a public utility's transfer only of items held in inventory that were not then and had never been in service, even if those items would have been considered "transmission facilities" once they were placed in service. The FERC's only reference to the applicability of section 203 to inventories of equipment that was not in service concerned a transaction in which in-service jurisdictional facilities were being transferred. See Virginia Electric & Power Co., 25 FERC P.
61.261 (1983).

                  Third, the exercise of jurisdiction by the FERC over the transfer of inventories in this instance would be inconsistent with its past practice involving the GPU Energy Companies. On prior occasions when one of the GPU Energy Companies sold equipment not in service, no approval was required or obtained under section 203. The FERC was aware of these transactions, because it granted approval to the book entries memorializing the transactions, but did not require an application under section 203.


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                  Finally,  of the inventory being  transferred,  only a limited number of transformers and meters would even be considered transmission facilities once they are taken from inventory and placed in service. This realignment thus involves no substantial transfer of transmission inventory and there is no reason to expect the FERC to modify its past practice.